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                                                                      Exhibit 11


                    CALCULATION OF PRIMARY EARNINGS PER SHARE
            (DOLLARS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)




                                          Three months ended         Six months ended
                                           September 30,               September 30,

                                       1996          1995          1996          1995
                                       ----          ----          ----          ----
Weighted average common shares
  and common share equivalents
  outstanding                       23,041,992    23,252,372    23,083,026    23,178,946

Net income                         $     4,533   $     6,705   $    10,684   $    13,521

Earnings per share - primary and
  fully diluted                    $       .20   $       .29   $       .46   $       .58



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